Exhibit 1.02

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games and Sonokong expand Their Successful China Partnership To Include New Online Game

Beijing, October 11, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced the signing of an agreement to expand their business partnership with Sonokong, a leading Korean toy and game, entertainment company. The expanded partnership includes the licensing, in China, of a new game called Dragonsky, as well as Sonokong’s commitment to continued support of content updates for Shaiya Online, which was ranked as one of the top 10 most anticipated games in China in 2006. The agreement also partners CDC Games and Sonokong to distribute Shaiya in Taiwan through MacroWell, a local publisher.

Through the agreement, CDC Games has secured exclusive distribution rights in China for a new online game called Dragonsky. The game, under development now by Sonov, a leading studio in Korea which draws on the support of Sonokong, is anticipated for commercial launch by CDC Games in Q2 of 2008. Dragonsky is an MMORPG (massive multiplayer online role-playing game) based on a Chinese martial arts theme set in medieval times. The game will be operated by the OPTIC division of CDC Games.

Dragonsky represents the latest addition to the growing pipeline of planned games for CDC Games. Other games already in the pipeline for China include: The Lord of the Rings Online™: Shadows of Angmar™, Stone Age 2, ChaosGem, Come on Baby, Gemfighter and Red Blood.

Currently, the OPTIC division of CDC Games operates Shaiya Online, another game developed by Sonokong. Launched by OPTIC in China in December 2006, Shaiya, is a fantasy-themed MMORPG and currently has over 13 million registered users. Through the expanded partnership agreement, Sonokong is committed to providing continued support and content updates for Shaiya Online in China and has partnered with OPTIC to expand the distribution of the game into Taiwan through a sublicensing agreement with a local publishing partner, MacroWell Technology Co., Ltd.

As previously announced on September 13, 2007, Sonokong is also participating as a charter member of OGAAP (the Online Games Alliance Against Piracy). The alliance, founded by CDC Games and other leading game developers, intends to establish a platform for industry participants and stakeholders to exchange ideas and share experiences; conduct market and technology research; propose industry-wide policies and practices; and lobby relevant government bodies and lawmakers to enact anti-piracy legislation. The alliance will also actively promote public awareness of copyrighted online game usage, educate online game players about copyrighted content and vigorously pursue the continued shutdown of pirated online games as well as the arrest and conviction of their operators.

“We are very happy to expand our already productive and successful partnership with CDC Games,” said Dr. Choi Shinkyu, chairman of Sonokong. “Working with CDC Games, we have established a trusted relationship based on mutual benefit. Our expertise in entertainment and games design and development, and the expertise of CDC Games in marketing, distribution and operations are highly complementary and we look forward to a continued productive relationship. Additionally, we are proud to participate in the OGAAP initiative alongside CDC Games and the other founding members to actively fight and prevent piracy in our industry.”

“We believe that our past success together with Sonokong is a good indicator of our future success,” said Fred Wang, chairman of CDC Games. “New game launches are critical to our continued growth and we believe that Dragonsky is an important new addition to our future pipeline. We are also very happy to have such a prestigious global market leader such as Sonokong join us in the battle against the piracy of online games. Along with the other founding members and sponsorship of the China Government, we will continue to ensure the vibrant growth of our industry in China through active programs including the arrest and prison conviction of pirate server operators.

“Based on the current popularity of Shaiya Online in Korea and China, we expect to achieve similar results in Taiwan,” said Calvin Lin, chief executive officer of MacroWell. “We are very pleased to initiate our distribution partnership with Sonokong and CDC Games in Taiwan and look forward to achieving great success together now and in the future.”

About Sonokong
Sonokong Co, Ltd. is a leading Korean toy, game and entertainment company. The company is one of the largest toy makers in the world. Sonokong is also a publisher of some of the world’s most popular Anime. Sonokong specializes in new-product innovation and development, powered by long-term research focused on leveraging technologies that can be applied extensively for toys and games. Established in 1974, the company’s corporate headquarters is located in Sugung-dong Guro-gu Seoul, Korea.

About MacroWell
MacroWell was founded in 1999 as a PC game distributor. With CEO Mr. Calvin Lin’s strong enthusiasm for the game industry and an aggressive marketing strategy, MacroWell established OMG entertainment portal (http://www.omg.com.tw ) in mid 2006 and soon became the 3rd largest online game company in Taiwan. Currently OMG has more than 1.5 million active users and plans to be listed on Taisdaq in 2009. http://www.macrowell.com.tw/com.html#.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to successfully launch Dragonsky in China, to facilitate MacroWell’s launch of Shaiya Online in Taiwan, successfully shut down pirate services and prosecute their operators, launch additional titles during the next six months (including Lord of the Rings Online™: Shadows of Angmar™, Stone Age 2, ChaosGem, Come on Baby, Gemfighter, and Red Blood), , and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully MMORPG games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.